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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                               ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
            (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of the
                            person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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



THE FOLLOWING PRESS RELEASE WAS ISSUED BY PECHINEY ON SEPTEMBER 12, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.
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                                 [PECHINEY LOGO]


                                                              September 12, 2003

           Pechiney's Board of Directors recommends Alcan's new offer

The Board of Directors of Pechiney met on September 12, 2003 to consider a new offer from Alcan with respect to its proposed acquisition of Pechiney.

The new offer is a cash/share offer up to EUR 48.5 consisting of EUR 47.5 per share plus a EUR 1 per share supplement if the tender results reach at least 95%.

Having carefully considered the terms of Alcan's new offer, and in light of the long-recognized industrial logic of a Pechiney-Alcan combination and the relative merits of this combination versus a viable standalone strategy, the Board of Directors of Pechiney has determined that such a new offer constitutes the best value alternative available to Pechiney shareholders. The Board of Directors is pleased that this combination would allow Pechiney's employees to contribute to a global leader in aluminum and packaging activities. It has consequently determined to recommend to Pechiney shareholders to accept Alcan's new offer, which it views as being in the best interest of the company's shareholders, employees and customers.

The Board of Directors notes that the offer remains subject to prior approval in phase I by the competition authorities in the European Union and in the United States, and that Alcan will be filing the revised offer with the securities regulators by Tuesday, September 16, 2003.


Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of EUR 11.9 billion in 2002. It employs 34,000 employees.



Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Press Contacts:                                        Investor Relations Contacts:
Chrystele Ivins:  Tel.:  33 1 56 28 24 18              Charles L. Ranunkel: Tel.: 33 1 56 28 25 07
chrystele.ivins@pechiney.com                                                Fax:  33 1 56 28 33 38
Stephan Giraud:  Tel.:  33 1 56 28 24 19

M: Communications:
Louise Tingstrom:  Tel.:  + 44 789 906 6995
Hugh Morrison:  Tel.:  + 44 7815 890 720


                             AMENDED FINANCIAL TERMS


             Pechiney Ordinary Shares/Bonus Allocation Rights (10):


o Mixed Stock and Cash Offer (Pure Offre Publique Mixte) - no subsidiary cash or share offers.

    o Cash - EUR 24.60 per Pechiney share, subject to increase as described below.

    o Alcan shares - EUR 22.90 in Alcan shares per Pechiney share; each Alcan share will be valued at the greater of (x) EUR 27.40 or (y) the volume-weighed average of the Alcan stock price on the New York Stock Exchange for 10 trading days chosen at random from the 30 trading days ending 5 days prior to closing (cloture) (with each day's price expressed in euros based upon the USD/EUR exchange rate for the same 10 trading days);

o On the date that the value of the Alcan shares for purposes of the Offer is set and publicly announced, i.e., 5 trading days prior to closing (cloture), Alcan may, as its discretion and subject to the consent of the sponsoring banks to the Offer, choose to replace any portion of the Alcan share consideration component with cash in an amount equal to the value of the Alcan shares so replaced determined on the same basis.

         Pechiney OCEANEs:

o Cash - EUR 83.40 per Pechiney OCEANE, subject to increase as described below.

         Increase in Offer Price:

o If the Offer is successful and more than 95% of Pechiney's share capital and voting rights on a fully diluted basis are tendered in the Offer (including any reopened offer pursuant to Article 5-2-3-1 of the CMF Regulation), Alcan will provide all Pechiney shareholders that have tendered their shares with an additional EUR 1 in cash per tendered share. In this event, Alcan will provide each holder of Pechiney OCEANE tendering OCEANEs an additional EUR
    0.40 per tendered OCEANE and all holders of Pechiney Bonus Allocation Rights that have tendered their rights with an additional EUR 0.10 per right.